UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
ALERISLIFE INC.
(Name of Subject Company (Issuer))

ABP ACQUISITION 2 LLC a wholly owned subsidiary of ABP ACQUISITION LLC
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
33832D205
(Cusip Number of Class of Securities)

Adam D. Portnoy President ABP Acquisition LLC 255 Washington Street Newton, MA 02458 (617) 928-1300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP 920 North King Street Wilmington, DE 19801 (302) 651-3250
CALCULATION OF FILING FEE
Transaction Valuation*		Amount of Filing Fee*
N/A		N/A
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.
☐     issuer tender offer subject to Rule 13e-4.
☒    going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer by ABP Acquisition 2 LLC, a Maryland limited liability company (“Purchaser”), and a wholly owned subsidiary of ABP Acquisition LLC, a Maryland limited liability company (“ABP Acquisition”), to acquire all of the outstanding shares of common stock of AlerisLife, Inc., a Maryland corporation (the “Company”) (other than Shares held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser), at a price of $1.31 per Share, net to the seller in cash, without interest and subject to any withholding of taxes pursuant to an Agreement and Plan of Merger, dated February 2, 2023, among the Company, ABP Acquisition and Purchaser.

Notice to Investors and Security Holders

The tender offer referred to in this filing and related exhibits has not yet commenced. The description contained in this filing and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Purchaser will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of the Company’s common stock will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Purchaser will file a tender offer statement on Schedule TO and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available free of charge at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting ABP Acquisition or the Company. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at https:/alerislife.com/ or by contacting the Issuer’s investor relations contact at (617) 796-8245.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Purchaser, as well as the solicitation/recommendation statement to be filed by the Company, the Company will also file annual, quarterly, and current reports with the SEC as required prior to the Closing (as defined in the Merger Agreement) and for a limited period thereafter as may be required. The Company’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

ABP Acquisition and the Company assume no obligation to update forward-looking statements contained in this filing and related exhibits as a result of new information or future events or developments except as required by law. This filing and related exhibits include forward-looking statements regarding the business of the Company and ABP Acquisition and the proposed acquisition of the Company that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Any statement describing the Company’s or ABP Acquisition's goals, expectations, financial or other projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties. Risks and uncertainties also include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition in the anticipated timeframe or at all, including uncertainties as to how many of the Company’s stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; disruption from the transaction making it more difficult to maintain business and operational relationships; and the magnitude of transaction costs. The Company’s and ABP Acquisition’s forward-looking statements also involve assumptions that, if they never materialize or prove correct, could cause its results to differ materially from those expressed or implied by such forward-looking statements. Although the Company’s and ABP Acquisition’s forward-looking statements reflect the good faith judgment of its management, these statements are based only on facts and factors currently known by the Company and ABP Acquisition. As a result, you are cautioned not to rely on these forward-looking statements. These and other risks concerning the Company’s programs are described in additional detail in the Company’s quarterly reports on Form 10-Q and annual reports on Form 10-K, which are on file with the SEC. Copies of these and other documents are available from the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, issued by the Company on February 3, 2023.